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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


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                               SCHEDULE 13E-4

                       Issuer Tender Offer Statement
                             (Amendment No. 6)
                       (Pursuant to Section 13(e)(1)
                  of the Securities Exchange Act of 1934)

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                              ITT Corporation
                              (Name of Issuer)

                              ITT Corporation
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
                     (including the associated Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)

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                         PATRICK L. DONNELLY, Esq.
                             Vice President and
                         Assistant General Counsel
                              ITT Corporation
                        1330 Avenue of the Americas
                       New York, New York 10019-5490
                               (212) 258-1000
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                on Behalf of the Person(s) Filing Statement)

                                  Copy to:

                        GEORGE W. BILICIC, Jr., Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                       New York, New York 10019-7475
                               (212) 474-1000

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     This Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed by ITT Corporation, a Nevada corporation (the "Company"), with the Securities and Exchange Commission on July 17, 1997 (as previously amended, the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 30 million shares of its Common Stock, no par value (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of November 15, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 1997 (as previously supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the
Schedule 13E-4.


Item 8.  Additional Information.

     The Company has extended the Offer until 11:59 p.m., New York City time, on Wednesday, November 12, 1997. The text of a press release dated October 3, 1997, issued by the Company with respect to the extension of the Offer is filed herewith as Exhibit (a)(19) and is incorporated herein by reference.


Item 9.  Material to be Filed as Exhibits.

         (a)(19) -- Press Release issued by the Company dated
                    October 3, 1997.

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                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997


                                        ITT CORPORATION

                                        By:     /s/  Patrick L. Donnelly
                                                ------------------------
                                        Name:   Patrick L. Donnelly
                                        Title:  Vice President and
                                                Assistant General Counsel

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                               EXHIBIT INDEX


Exhibit No.                       Description

   (a)(19)        -- Press Release issued by the Company dated
                     October 3, 1997.